UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	New Appointments to the Board of Directors

Item 1

New Appointments to the Board of Directors

The Company hereby wishes to report that the Board of Directors has expanded the size of the Board by two and approved the appointment of Mr. Ron Moskovitz and Mr. Sagi Kabla as members of the Company's Board. Both Mr. Moskovitz and Mr. Kabla's tenure will be in effect until the next meeting of the Company's shareholders.

Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP (a related company to the controlling shareholder). He serves as Chairman of Israel Corporation Ltd. ("IC") and of Pacific Drilling S.A. (a related company to the controlling shareholder). In addition, Mr. Moskovitz serves as a director in Kenon Holdings Ltd. (a related company to the controlling shareholder). Prior to joining the Quantum Pacific Group, Mr. Moskovitz held various senior positions in Amdocs Limited and in Tower Semiconductor Ltd. (a related company to the controlling shareholder). Mr. Moskovitz is a qualified CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.

Mr. Kabla is the Chief Financial Officer of IC since December 2015. He serves as a director of Bazan Group (a related company to the controlling shareholder) and has previously served as Senior Director, Business Development, Strategy and Investor Relations in IC. Prior to joining IC, Mr. Kabla held various positions at KPMG Corporate Finance. Mr. Kabla is a qualified CPA in Israel and holds a BA in Accounting and Economics from Bar-Ilan University and a Master in Business Administration (Finance) from COMAS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 25, 2016